September 10, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 8-K, Furnished November 14, 2023
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40931

Ladies and Gentlemen:

Set forth below is the response of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 9, 2024, with respect to the above captioned reports of the Company (the “SEC Filings”).

For your convenience, the below response is prefaced by the Staff’s corresponding oral comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the SEC Filings.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Significant Accounting Policies
Cryptocurrency Hosting Revenue, page 94

1.
During the Staff’s call with the Company on August 2, 2024, the Company’s assertion was noted that Foundry and Canaan have the contractual right to redesignate the pool that the hash power from the hosted miners is directed to throughout the period of use. Please explicitly provide in writing via a submission on EDGAR the Company’s confirmation of this assertion. In your response, please confirm that Foundry and Canaan’s right to redesignate the pool existed for hosting services provided during the historical periods included in the 2023 10-K and any subsequent 10-Qs, prior to any amendments to these hosting agreements, and tell us how that right is conveyed, either directly included in the hosting agreements or derived from other rights in the agreements (for example, the right to provide instructions).

RESPONSE:  The Company confirms that Foundry and Canaan have the contractual right to redesignate the mining pool that the hash power from the hosted miners is directed to throughout the period of use. This contractual right to redesignate the mining pool has existed since inception of the Foundry and Canaan hosting agreements during 2023 and has continued in all subsequent quarterly periods in 2024.

For our Hosting Agreement with Foundry, the customer determines the mining pool to which the hosted miners’ hash power will be directed. The hosting contract explicitly states the following in Item 1.3. Mining:

“Subject to the terms hereof, Stronghold shall direct mined tokens derived from the operation of the Bitcoin Miners to a wallet that is controlled by Foundry. Stronghold shall be granted view-only rights to the wallet that is controlled by Foundry. Foundry shall determine the pool to which the Bitcoin Miners’ hash power shall be directed.”

Furthermore, this contractual right is consistent with the broad operational responsibilities of the Company under Section 1.2. Hosting Services, which states that “[u]pon delivery of the Bitcoin Miners to Panther Creek, Stronghold agrees to unload, install, provision, maintain, and operate the Bitcoin Miners at Panther Creek as instructed in writing by Foundry, so long as such instruction is commercially reasonable.” While “operate” is not explicitly defined in the Hosting Agreement with Foundry, directing Bitcoin miners to mining pools is a fundamental part of operating Bitcoin miners and is thus captured under Section 1.2. Hosting Services. The right of Foundry to determine the mining pool to which the Bitcoin Miners are directed, as is established under Section 1.3 and Section 1.2, is not limited to a point in time; this right applies throughout the contract term and allows Foundry to determine, change or redesignate the mining pool at any time.

For our Hosting Agreement with Canaan, Section 3.2 grants the customer the right to choose a mining pool to which the hosted miners’ hash power will be directed. The hosting contract explicitly states the following in Section 3.2:

“As Bitcoins are mined by the Bitcoin Miners, Cantaloupe, through its mining pool, shall send earned rewards on a daily basis to a pool subaccount, in accordance with the full pay per share (“FPPS”) method. If there are significant deviations between the FPPS payout to Stronghold and the expected payout based on performance, Stronghold may request an audit with which Cantaloupe shall cooperate. Subsequently, Cantaloupe shall cause the mining pool to then transfer a quantity of Bitcoin, which will be calculated as the product of total earned rewards and the difference between 1 and the “Cantaloupe Share” (as defined herein), to the designated wallet of Stronghold.”

Importantly, this language makes clear that the Bitcoin miners are to be directed to Canaan’s mining pool and, therefore, that Canaan has full discretion in selecting the mining pool. Furthermore, this contractual right is consistent with the broad operational responsibilities of the Company under Section 1.2. Hosting Services, which states that “[u]pon delivery of the Bitcoin Miners to Panther Creek, Stronghold agrees to unload, install, provision, maintain, and operate the Bitcoin Miners at Panther Creek as instructed in writing by Cantaloupe, so long as such instruction is commercially reasonable.” While “operate” is not explicitly defined in the Hosting Agreement with Canaan, directing Bitcoin miners to mining pools is a fundamental part of operating Bitcoin miners and is thus captured under Section 1.2. Hosting Services. The right of Canaan to determine the mining pool to which the Bitcoin Miners are directed, as is established under Section 3.2 and Section 1.2, is not limited to a point in time; this right applies throughout the contract term and allows Canaan to determine, change or redesignate the mining pool at any time.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer